Exhibit 99.1

Silvercorp Reports Operational Results and Financial Results Release Date for the First Quarter, Fiscal 2025

Trading Symbol:     TSX: SVM
                                NYSE AMERICAN: SVM

VANCOUVER, BC, July 15, 2024 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reports production and sales figures for the first quarter ended June 30, 2024 of fiscal 2025 ("Q1 Fiscal 2025"). The Company expects to release its Q1 Fiscal 2025 audited financial results on Tuesday, August 13, 2024, after market close.

Q1 Fiscal 2025 Operational Results

  Record revenue of approximately $72.0 million, an increase of 20% over the same quarter last year ("Q1 Fiscal 2024")
  Ore mined of 341,927 tonnes, up 13% over Q1 Fiscal 2024;
  Ore milled of 307,696 tonnes, up 4% over Q1 Fiscal 2024;
  Inventory stockpile ores amounted to 59,293 tonnes not yet processed due to mill capacity constraints, with additional ore to be added to the stockpile in the coming quarter. If they had been processed, the Company's metal production would have aligned with its Fiscal 2025 annual guidance, and are anticipated to be processed when the 1,500 tonnes per day new mill is in operation by November 2024.
  Silver production of 1.7 million ounces, a decrease of 4% over Q1 Fiscal 2024 as 59,293 tonnes of inventory stockpile ores were not yet processed at the Ying Mining District due to mill capacity constraints;
  Silver equivalent (only silver and gold)i production of approximately 1.8 million ounces;
  Lead production of approximately 15.6 million pounds, a decrease of 12% over Q1 Fiscal 2024; and
  Zinc production of approximately 6.4 million pounds, a decrease of 6% over Q1 Fiscal 2024.
	Q1 Fiscal 2025			Q1 Fiscal 2024
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Production Data
Ore Mined (tonnes)	256,079	87,768	343,847	213,748	89,472	303,220
Ore Milled (tonnes)
Gold ore	8,476	—	8,476	10,893	—	10,893
Silver ore	212,766	86,454	299,220	197,916	86,286	284,202
	221,242	86,454	307,696	208,809	86,286	295,095
Head Grades
Silver (gram/tonne)	235	64		254	80
Lead (%)	3.1	0.9		3.6	1.4
Zinc (%)	0.7	2.4		0.7	2.7

Recovery Rates
Silver (%)	95.0	84.1		95.1	82.7
Lead (%)	94.4	90.0		95.5	90.7
Zinc (%)	72.3	90.4		69.6	90.4

Metal Production
Gold (ounces)	1,146	—	1,146	1,552	—	1,552
Silver (in thousands of ounces)	1,572	145	1,717	1,597	183	1,780
Silver equivalent (in thousands of ounces)	1,657	145	1,802	1,729	183	1,912
Lead (in thousands of pounds)	14,080	1,539	15,619	15,382	2,434	17,816
Zinc (in thousands of pounds)	2,468	3,966	6,434	2,113	4,708	6,821

Metals Sold
Gold (ounces)	998	—	998	1,495	—	1,495
Silver (in thousands of ounces)	1,590	149	1,739	1,631	184	1,815
Lead (in thousands of pounds)	14,119	1,544	15,663	15,002	2,328	17,330
Zinc (in thousands of pounds)	2,493	3,991	6,484	2,132	4,788	6,920

In Q1 Fiscal 2025, a total of 256,079 tonnes of ore were mined at the Ying Mining District, up 20% over Q1 Fiscal 2024, and 221,242 tonnes of ore were milled, up 6% over Q1 Fiscal 2024. Approximately 1,146 ounces of gold, 1.6 million ounces of silver, (or 1.7 million ounces of silver equivalent), 14.1 million pounds of lead, and 2.5 million pounds of zinc were produced, representing a production increase of 17% in zinc and decreases of 26%, 2%, 4%, and 8%, respectively, in gold, silver, silver equivalent, and lead over Q1 Fiscal 2024. Ore head grades were in line with the Company's Fiscal 2025 annual guidance. The decrease of silver, gold and lead is mainly due to i) lower head grades realized as per the current mine plan and ii) a total of 59,293 tonnes of stockpile ores not yet processed. The Company expects that the stockpiled ore will be processed in the third and fourth quarter, once the No. 2 mill capacity expansion of 1,500 tonnes per day is achieved in the third quarter of Fiscal 2025.

At the GC Mine, 87,768 tonnes of ore were mined, down 2% over Q1 Fiscal 2024, and 86,454 tonnes of ore were milled, effectively the same compared to Q1 Fiscal 2024. Approximately 145 thousand ounces of silver, 1.5 million pounds of lead, and 4.0 million pounds of zinc were produced, representing decreases of 21%, 37% and 16%, respectively, in silver, lead and zinc over Q1 Fiscal 2024. The decrease in metal production was mainly due to lower head grades achieved and less ore processed.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian and US securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District and the GC Mine; timing of mill capacity expansion and new tailing storage facility construction; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors" and in the Company's Annual Report on Form 40-F, and in the Company's other filings with Canadian and U.S. securities regulators.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Additional information related to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com.

i Silver equivalent is calculated by converting the gold metal quantity to its silver equivalent using the ratio between the net realized selling prices of gold and silver achieved, and then adding the converted amount expressed in silver ounces to the ounces of silver

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SOURCE Silvercorp Metals Inc

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%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 17:05e 15-JUL-24